UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 11)

Brookfield Property Partners L.P.

(Name of Issuer)

Limited Partnership Units

(Title of Class of Securities)

G16249107

(CUSIP Number)

Justin B. Beber

Brookfield Asset Management Inc.

Brookfield Place, Suite 300

181 Bay Street, P.O. Box 762

Toronto, Ontario M5J 2T3

Tel: (416) 956-5182

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 2, 2020

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

CUSIP No. G16249107	SCHEDULE 13D

1	Names of Reporting Persons BROOKFIELD ASSET MANAGEMENT INC.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds OO
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization ONTARIO
Number of Shares Beneficially Owned by Each Reporting Person With:	7	Sole Voting Power 0
	8	Shared Voting Power 522,785,158*
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 522,785,158*
11	Aggregate Amount Beneficially Owned by Each Reporting Person 522,785,158*
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 59.9%**
14	Type of Reporting Person CO

* This amount includes 432,649,105 redemption-exchange units of Brookfield Property L.P. and 3,036,315 shares of Class A Stock of Brookfield Property REIT Inc. See Item 5.

** Based on a total of (1) 437,639,870 limited partnership units of the Issuer issued and outstanding as of June 26, 2020, (2) 432,649,105 redemption-exchange units of Brookfield Property L.P. owned by the Reporting Person and (3) 3,036,315 shares of Class A Stock of Brookfield Property REIT Inc owned by the Reporting Person.

CUSIP No. G16249107	SCHEDULE 13D

1	Names of Reporting Persons PARTNERS LIMITED
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds AF
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization CANADA
Number of Shares Beneficially Owned by Each Reporting Person With:	7	Sole Voting Power 36,452
	8	Shared Voting Power 526,398,604*
	9	Sole Dispositive Power 36,452
	10	Shared Dispositive Power 526,398,604*
11	Aggregate Amount Beneficially Owned by Each Reporting Person 526,435,056*
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 60.3%**
14	Type of Reporting Person CO

* This amount includes 432,649,105 redemption-exchange units of Brookfield Property L.P. and 3,036,315 shares of Class A Stock of Brookfield Property REIT Inc. See Item 5.

** Based on a total of (1) 437,639,870 limited partnership units of the Issuer issued and outstanding as of June 26, 2020, (2) 432,649,105 redemption-exchange units of Brookfield Property L.P. owned by the Reporting Person and (3) 3,036,315 shares of Class A Stock of Brookfield Property REIT Inc owned by the Reporting Person.

CUSIP No. G16249107	SCHEDULE 13D

1	Names of Reporting Persons PARTNERS VALUE INVESTMENTS LP
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds N/A
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization ONTARIO
Number of Shares Beneficially Owned by Each Reporting Person With:	7	Sole Voting Power 3,613,446
	8	Shared Voting Power 0
	9	Sole Dispositive Power 3,613,446
	10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 3,613,446
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 0.8%**
14	Type of Reporting Person PN

** Based on a total of 437,639,870 limited partnership units of the Issuer issued and outstanding as of June 26, 2020.

CUSIP No. G16249107

1	Names of Reporting Persons BROOKFIELD PROPERTY GROUP HOLDINGS SUB LP
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds N/A
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization ONTARIO
Number of Shares Beneficially Owned by Each Reporting Person With:	7	Sole Voting Power 0
	8	Shared Voting Power 40,048,497*
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 40,048,497*
11	Aggregate Amount Beneficially Owned by Each Reporting Person 40,048,497*
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 8.6%**
14	Type of Reporting Person CO

* This amount includes 26,100,760 redemption-exchange units of Brookfield Property L.P.

** Based on a total of (1) 437,639,870 limited partnership units of the Issuer issued and outstanding as of June 26, 2020 and (2) 26,100,760 redemption-exchange units of Brookfield Property L.P. owned by the Reporting Person.

CUSIP No. G16249107	SCHEDULE 13D

1	Names of Reporting Persons BPY I L.P.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds N/A
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization MANITOBA
Number of Shares Beneficially Owned by Each Reporting Person With:	7	Sole Voting Power 0
	8	Shared Voting Power 53,702,050*
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 53,702,050*
11	Aggregate Amount Beneficially Owned by Each Reporting Person 53,702,050*
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 10.9%**
14	Type of Reporting Person PN

* Represents redemption-exchange units of Brookfield Property L.P.

** Based on a total of (1) 437,639,870 limited partnership units of the Issuer issued and outstanding as of June 26, 2020 and (2) 53,702,050 redemption-exchange units of Brookfield Property L.P. owned by the Reporting Person.

CUSIP No. G16249107	SCHEDULE 13D

1	Names of Reporting Persons BPG HOLDINGS GROUP (US) HOLDINGS INC.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds AF
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization ONTARIO
Number of Shares Beneficially Owned by Each Reporting Person With:	7	Sole Voting Power 0
	8	Shared Voting Power 7,331,926*
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 7,331,926*
11	Aggregate Amount Beneficially Owned by Each Reporting Person 7,331,926*
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 1.7%**
14	Type of Reporting Person CO

* This amount includes 1,906,781 redemption-exchange units of Brookfield Property L.P.

** Based on a total of (1) 437,639,870 limited partnership units of the Issuer issued and outstanding as of June 26, 2020 and (2) 1,906,781 redemption-exchange units of Brookfield Property L.P. owned by the Reporting Person.

CUSIP No. G16249107	SCHEDULE 13D

1	Names of Reporting Persons BPG HOLDINGS I L.P.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds N/A
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization ONTARIO
Number of Shares Beneficially Owned by Each Reporting Person With:	7	Sole Voting Power 0
	8	Shared Voting Power 60,000,000*
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 60,000,000*
11	Aggregate Amount Beneficially Owned by Each Reporting Person 60,000,000*
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 12.1%**
14	Type of Reporting Person PN

* Represents redemption-exchange units of Brookfield Property L.P.

** Based on a total of (1) 437,639,870 limited partnership units of the Issuer issued and outstanding as of June 26, 2020 and (2) 60,000,000 redemption-exchange units of Brookfield Property L.P. owned by the Reporting Person.

CUSIP No. G16249107	SCHEDULE 13D

1	Names of Reporting Persons BPG HOLDINGS II L.P.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds N/A
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization ONTARIO
Number of Shares Beneficially Owned by Each Reporting Person With:	7	Sole Voting Power 0
	8	Shared Voting Power 15,781,724*
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 15,781,724*
11	Aggregate Amount Beneficially Owned by Each Reporting Person 15,781,724*
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 3.5%**
14	Type of Reporting Person PN

* Represents redemption-exchange units of Brookfield Property L.P.

** Based on a total of (1) 437,639,870 limited partnership units of the Issuer issued and outstanding as of June 26, 2020 and (2) 15,781,724 redemption-exchange units of Brookfield Property L.P. owned by the Reporting Person.

CUSIP No. G16249107	SCHEDULE 13D

1	Names of Reporting Persons BPG HOLDINGS III L.P.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds N/A
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization ONTARIO
Number of Shares Beneficially Owned by Each Reporting Person With:	7	Sole Voting Power 0
	8	Shared Voting Power 51,419,088*
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 51,419,088*
11	Aggregate Amount Beneficially Owned by Each Reporting Person 51,419,088*
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 10.5%**
14	Type of Reporting Person PN

* Represents redemption-exchange units of Brookfield Property L.P.

** Based on a total of (1) 437,639,870 limited partnership units of the Issuer issued and outstanding as of June 26, 2020 and (2) 51,419,088 redemption-exchange units of Brookfield Property L.P. owned by the Reporting Person.

CUSIP No. G16249107	SCHEDULE 13D

1	Names of Reporting Persons BPG HOLDINGS IV L.P.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds N/A
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization ONTARIO
Number of Shares Beneficially Owned by Each Reporting Person With:	7	Sole Voting Power 0
	8	Shared Voting Power 60,319,088*
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 60,319,088*
11	Aggregate Amount Beneficially Owned by Each Reporting Person 60,319,088*
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 12.1%**
14	Type of Reporting Person PN

* Represents redemption-exchange units of Brookfield Property L.P.

** Based on a total of (1) 437,639,870 limited partnership units of the Issuer issued and outstanding as of June 26, 2020 and (2) 60,319,088 redemption-exchange units of Brookfield Property L.P. owned by the Reporting Person.

CUSIP No. G16249107	SCHEDULE 13D

1	Names of Reporting Persons BPG HOLDINGS ALBERTA L.P.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds N/A
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization ONTARIO
Number of Shares Beneficially Owned by Each Reporting Person With:	7	Sole Voting Power 0
	8	Shared Voting Power 50,000,000*
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 50,000,000*
11	Aggregate Amount Beneficially Owned by Each Reporting Person 50,000,000*
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 10.3%**
14	Type of Reporting Person PN

* Represents redemption-exchange units of Brookfield Property L.P.

** Based on a total of (1) 437,639,870 limited partnership units of the Issuer issued and outstanding as of June 26, 2020 and (2) 50,000,000 redemption-exchange units of Brookfield Property L.P. owned by the Reporting Person.

CUSIP No. G16249107	SCHEDULE 13D

1	Names of Reporting Persons BPG INVESTMENT HOLDINGS L.P.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds N/A
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization ONTARIO
Number of Shares Beneficially Owned by Each Reporting Person With:	7	Sole Voting Power 0
	8	Shared Voting Power 8,387,345*
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 8,387,345*
11	Aggregate Amount Beneficially Owned by Each Reporting Person 8,387,345*
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 1.9%**
14	Type of Reporting Person PN

* Represents redemption-exchange units of Brookfield Property L.P.

** Based on a total of (1) 437,639,870 limited partnership units of the Issuer issued and outstanding as of June 26, 2020 and (2) 8,387,345 redemption-exchange units of Brookfield Property L.P. owned by the Reporting Person.

CUSIP No. G16249107	SCHEDULE 13D

1	Names of Reporting Persons BPG FINANCE INVESTOR L.P.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds N/A
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization ONTARIO
Number of Shares Beneficially Owned by Each Reporting Person With:	7	Sole Voting Power 0
	8	Shared Voting Power 71,000,000*
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 71,000,000*
11	Aggregate Amount Beneficially Owned by Each Reporting Person 71,000,000*
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 14.0%**
14	Type of Reporting Person PN

* Represents redemption-exchange units of Brookfield Property L.P.

** Based on a total of (1) 437,639,870 limited partnership units of the Issuer issued and outstanding as of June 26, 2020 and (2) 71,000,000 redemption-exchange units of Brookfield Property L.P. owned by the Reporting Person.

CUSIP No. G16249107	SCHEDULE 13D

1	Names of Reporting Persons BPGUSH L.P. (ONTARIO)
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds N/A
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization ONTARIO
Number of Shares Beneficially Owned by Each Reporting Person With:	7	Sole Voting Power 0
	8	Shared Voting Power 9,000,000*
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 9,000,000*
11	Aggregate Amount Beneficially Owned by Each Reporting Person 9,000,000*
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 2.0%**
14	Type of Reporting Person PN

* Represents redemption-exchange units of Brookfield Property L.P.

** Based on a total of (1) 437,639,870 limited partnership units of the Issuer issued and outstanding as of June 26, 2020 and (2) 9,000,000 redemption-exchange units of Brookfield Property L.P. owned by the Reporting Person.

CUSIP No. G16249107	SCHEDULE 13D

1	Names of Reporting Persons BPY (2013) CORP.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds N/A
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization ONTARIO
Number of Shares Beneficially Owned by Each Reporting Person With:	7	Sole Voting Power 0
	8	Shared Voting Power 720,064
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 720,064
11	Aggregate Amount Beneficially Owned by Each Reporting Person 720,064
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 0.2%*
14	Type of Reporting Person CO

* Based on a total of 437,639,870 limited partnership units of the Issuer issued and outstanding as of June 26, 2020.

CUSIP No. G16249107	SCHEDULE 13D

1	Names of Reporting Persons BROOKFIELD GLOBAL PROPERTY ADVISOR LIMITED
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds N/A
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization ENGLAND AND WALES
Number of Shares Beneficially Owned by Each Reporting Person With:	7	Sole Voting Power 0
	8	Shared Voting Power 75,000
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 75,000
11	Aggregate Amount Beneficially Owned by Each Reporting Person 75,000
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 0.02%*
14	Type of Reporting Person PN

* Based on a total of 437,639,870 limited partnership units of the Issuer issued and outstanding as of June 26, 2020.

CUSIP No. G16249107	SCHEDULE 13D

1	Names of Reporting Persons BPGH Sub Inc.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds OO
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization ONTARIO
Number of Shares Beneficially Owned by Each Reporting Person With:	7	Sole Voting Power 0
	8	Shared Voting Power 22,713,516
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 22,713,516
11	Aggregate Amount Beneficially Owned by Each Reporting Person 22,713,516
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 5.2%*
14	Type of Reporting Person CO

* Based on a total of 437,639,870 limited partnership units of the Issuer issued and outstanding as of June 26, 2020.

CUSIP No. G16249107	SCHEDULE 13D

1	Names of Reporting Persons Brookfield US Holdings Inc.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds N/A
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization ONTARIO
Number of Shares Beneficially Owned by Each Reporting Person With:	7	Sole Voting Power 0
	8	Shared Voting Power 69,250,545*
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 69,250,545*
11	Aggregate Amount Beneficially Owned by Each Reporting Person 69,250,545*
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 15.0%*
14	Type of Reporting Person CO

* This amount includes 25,032,269 redemption-exchange units of Brookfield Property L.P.

** Based on a total of (1) 437,639,870 limited partnership units of the Issuer issued and outstanding as of June 26, 2020 and (2) 25,032,269 redemption-exchange units of Brookfield Property L.P. owned by the Reporting Person.

EXPLANATORY NOTE

This Amendment No. 11 to Schedule 13D (this “Amendment No. 11”) is being filed to report the entry by Brookfield Asset Management Inc. (“BAM”) into the Equity Commitment Agreement, dated July 2, 2020 (the “Equity Commitment”), with Brookfield Property Partners L.P. (the “Issuer”) and Brookfield Property L.P. (“Property LP”). Information reported and defined terms used in the original Schedule 13D, as amended, remain in effect except to the extent that they are amended or superseded by information or defined terms contained in this Amendment No. 11.

2. Identity and Background.

Item 2 of this Schedule 13D is hereby amended and supplemented as follows:

Schedule I hereto updates the list of the directors and executive officers, and their respective principal occupations, addresses, and citizenships, of BAM.

3. Source and Amendment of Funds or Other Consideration.

Item 3 of this Schedule 13D is hereby supplemented to include the information set forth in Item 6 below.

4. Purpose of the Transaction.

Item 4 of this Schedule 13D is hereby supplemented to include the information set forth in Item 6 below.

5. Interest in Securities of the Issuer.

Items 5(a)-(b) are hereby amended and restated in their entirety as follows:

(a)-(b) As of the date hereof, Partners Value Investments LP (“PVI LP”) may be deemed to be the beneficial owner of 3,613,446 Units and such Units represent 0.8% of the issued and outstanding Units. BAM may be deemed to be the beneficial owner of 87,099,738 Units and Partners may be deemed to be the beneficial owner of 90,749,636 Units (including the Units directly owned by Partners and beneficially owned by BAM and PVI LP), and such Units constitute approximately 19.9% and 20.6%, respectively, of the issued and outstanding Units. The Units deemed to be beneficially owned by BAM include 5,425,145 Units beneficially owned by BPGHG(US), 720,064 Units beneficially owned by BPY (2013), 75,000 Units beneficially owned by BG PAL, 44,218,276 Units beneficially owned by BUSHI, 22,713,516 Units beneficially owned by BPGH Sub and 13,947,737 Units owned by Sub LP.

BAM also holds, through Brookfield Property Group LLC, 3,036,315 shares of Brookfield Property REIT Inc. (“BPYU”) Class A Stock. Holders of BPYU Class A Stock have the right to exchange each share of BPYU Class A Stock for one Unit, or the cash equivalent of one Unit, at the election of BPY. The BPYU Class A Stock owned by Brookfield Property Group LLC represent approximately 0.7% of the Units assuming that all of the shares of BPYU Class A Stock held by Brookfield Property Group LLC were exchanged for Units in accordance with the terms of the BPYU certificate of incorporation.

In addition, BAM holds, through BPY I L.P., BPY II L.P., BPGHG(US), BPGH Sub, BPG Holdings I L.P., BPG Holdings II L.P., BPG Holdings III L.P., BPG Holdings IV L.P., BPG Holdings Alberta L.P., BPG Investment Holdings L.P., BPG Finance Investor L.P., BPGUSH L.P. (Ontario), BUSHI and Sub LP, an aggregate of 432,649,105 redemption-exchange units of Property LP. Such redemption-exchange units held indirectly by BAM represent 100% of the redemption-exchange units of Property LP and approximately 49.7% of the Units assuming that all of the redemption-exchange units of Property LP were exchanged for Units pursuant to the redemption-exchange mechanism.

Assuming that (i) all of the redemption-exchange units of Property LP were exchanged for Units pursuant to the redemption-exchange mechanism, and (ii) all of the shares of BPYU Class A Stock held by Brookfield Property Group LLC were exchanged for Units in accordance with the terms of the BPYU certificate of incorporation, as of the date hereof, BAM may be deemed to be the beneficial owner of 522,785,158 Units and Partners may be deemed to be the beneficial owner of 526,425,056 Units, and such Units would constitute approximately 59.9% and 60.3%, respectively, of the issued and outstanding Units.

PVI LP may be deemed to have the sole power to vote or direct the Units beneficially owned by it. The Units deemed to be beneficially owned by Partners include the Units directly held by Partners and Units deemed to be beneficially owned by BAM and PVI LP. Partners may be deemed to have shared power with BAM and PVI LP to vote or direct the vote of the Units beneficially owned by it or to dispose of such Units.

On May 13, 2020, BAM Voting Trust (the “Trust”) entered into an agreement with Partners to purchase all of BAM’s issued and outstanding Class B Limited Voting Shares (the “BAM Class B Shares”). Closing of this transaction is subject to customary consents and regulatory approvals being obtained, following which the BAM Class B Shares will be transferred from Partners Limited to the Trust. Upon completion of this transaction, Partners will cease to be deemed a beneficial owner of the Units beneficially owned by BAM.

6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of this Schedule 13D is hereby amended to add the following:

BAM has provided the Equity Commitment to the Issuer in order to provide funding for the Issuer to complete, directly or indirectly, one or more repurchases of Units for an aggregate amount up to US$1 billion. The Equity Commitment can be drawn down by the Issuer until December 31, 2020. The Equity Commitment will be funded as to 50% from cash on hand and the remainder from managed accounts on behalf of certain of BAM’s institutional clients.

The Issuer will pay for Units purchased in the recently announced tender offer (the “Offer”) by the Issuer to purchase up to 74,166,670 Units for US$12.00 per Unit (the “Purchase Price”) by drawing on the Equity Commitment from BAM. In accordance with the Equity Commitment, following a draw down notice from the Issuer’s general partner to BAM and satisfaction of customary closing conditions, BAM and/or one or more of its affiliates will be issued the same number of Units and/or redemption-exchange units of Property LP (“REUs”) as are acquired, directly or indirectly, at a purchase price per Unit or REU, as applicable, equal to the Purchase Price. Under applicable U.S. securities laws, BAM may be deemed to be a co-bidder with the Issuer with respect to the Offer.

7. Material to be filed as Exhibits.

Item 7 of this Schedule 13D is hereby amended to add the following exhibits:

Exhibit 12.	Equity Commitment Agreement, dated as of July 2, 2020, between Brookfield Asset Management Inc., Brookfield Property Partners L.P. and Brookfield Property L.P.

SIGNATURE

After reasonable inquiry and to the best of each undersigned’s knowledge and belief, the undersigned certifies as to itself that the information set forth in this statement is true, complete and correct.

Dated: July 6, 2020

BROOKFIELD ASSET MANAGEMENT INC.

By:	/s/ Jessica Diab
	Name:	Jessica Diab
	Title:	Vice President

PARTNERS LIMITED

By:	/s/ Brian Lawson
	Name:	Brian Lawson
	Title:	President

PARTNERS VALUE INVESTMENTS LP, by its general partner, PVI MANAGEMENT INC.

By:	/s/ Leslie Yuen
	Name:	Leslie Yuen
	Title:	Director of Finance

BROOKFIELD PROPERTY GROUP HOLDINGS SUB LP, by its general partner, BPG HOLDINGS GROUP (US) GP INC.

By:	/s/ Christopher Wong
	Name:	Christopher Wong
	Title:	Vice President

BPY I L.P., by its general partner, BPY GP INC.

By:	/s/ Christopher Wong
	Name:	Christopher Wong
	Title:	Vice President

BPG HOLDINGS GROUP (US) HOLDINGS INC.

By:	/s/ Christopher Wong
	Name:	Christopher Wong
	Title:	Vice President

BPG HOLDINGS I L.P., by its general partner, BPG HOLDINGS GROUP (US) GP INC.

By:	/s/ Christopher Wong
	Name:	Christopher Wong
	Title:	Vice President

BPG HOLDINGS II L.P., by its general partner, BPG HOLDINGS GROUP (US) GP INC.

By:	/s/ Christopher Wong
	Name:	Christopher Wong
	Title:	Vice President

BPG HOLDINGS III L.P., by its general partner, BPG HOLDINGS GROUP (US) GP INC.

By:	/s/ Christopher Wong
	Name:	Christopher Wong
	Title:	Vice President

BPG HOLDINGS IV L.P., by its general partner, BPG HOLDINGS GROUP (US) GP INC.

By:	/s/ Christopher Wong
	Name:	Christopher Wong
	Title:	Vice President

BPG HOLDINGS ALBERTA L.P., by its general partner, BPG HOLDINGS GROUP (US) GP INC.

By:	/s/ Christopher Wong
	Name:	Christopher Wong
	Title:	Vice President

BPG INVESTMENT HOLDINGS L.P., by its general partner, BPG HOLDINGS GROUP (US) GP INC.

By:	/s/ Christopher Wong
	Name:	Christopher Wong
	Title:	Vice President

BPG FINANCE INVESTOR L.P., by its general partner, BPG HOLDINGS GROUP (US) GP INC.

By:	/s/ Christopher Wong
	Name:	Christopher Wong
	Title:	Vice President

BPGUSH L.P. (ONTARIO), by its general partner, BPG HOLDINGS GROUP (US) GP INC.

By:	/s/ Christopher Wong
	Name:	Christopher Wong
	Title:	Vice President

BPY (2013) CORP.

By:	/s/ Christopher Wong
	Name:	Christopher Wong
	Title:	Vice President

BROOKFIELD GLOBAL PROPERTY ADVISOR LIMITED

By:	/s/ Philippa Elder
	Name:	Philippa Elder
	Title:	Director and Secretary

BPGH SUB INC.

By:	/s/ Christopher Wong
	Name:	Christopher Wong
	Title:	Vice President

BROOKFIELD US HOLDINGS INC.

By:	/s/ Katayoon Sarpash
	Name:	Katayoon Sarpash
	Title:	Vice President and Secretary

SCHEDULE I

BROOKFIELD ASSET MANAGEMENT INC.

Name and Position of Officer or Director	Principal Business Address	Principal Occupation or Employment	Citizenship
M. Elyse Allan, Director	181 Bay Street, Suite 300 Toronto, ON M5J 2T3	Corporate Director	U.S.A. and Canada
Justin Beber, Managing Partner, Head of Corporate Strategy and Chief Legal Officer	181 Bay Street, Suite 300 Toronto, ON M5J 2T3	Managing Partner, Head of Corporate Strategy and Chief Legal Officer of BAM	Canada
Jeffrey M. Blidner, Vice Chairman and Director	181 Bay Street, Suite 300 Toronto, ON M5J 2T3	Vice Chairman of BAM	Canada
Angela F. Braly, Director	The Braly Group LLC 832 Alverna Drive, Indianapolis, Indiana 46260 U.S.A.	President & Founder, The Braly Group, LLC	U.S.A.
Jack L. Cockwell, Director	c/o 51 Yonge Street, Suite 400, Toronto, Ontario M5E 1J1, Canada	Chairman of Brookfield Partners Foundation	Canada
Marcel R. Coutu, Director	c/o Suite 1210, 225 — 6th Ave. S.W., Calgary, Alberta T2P 1N2 Canada	Corporate Director	Canada
Maureen Kempston Drakes, Director	10 Avoca Avenue, Unit 1904, Toronto, Ontario M4T 2B7, Canada	Corporate Director of BAM and former President, Latin America, Africa and Middle East of General Motors Corporation	Canada
Murilo Ferreira, Director	Rua General Venãncio Flores, 50 Cob 01, Leblon Rio de Janeiro, RJ 22441-090	Former CEO of Vale SA	Brazil
J. Bruce Flatt, Director and Chief Executive Officer	One Canada Square, Level 25, Canary Wharf, London, E14 5AA, United Kingdom	Chief Executive Officer of BAM	Canada
Nicholas H. Goodman, Chief Financial Officer	c/o 181 Bay Street, Suite 300, Brookfield Place, Toronto, Ontario M5J 2T3, Canada	Chief Financial Officer of BAM	United Kingdom
Brian W. Kingston, Senior Managing Partner, Chief Executive Officer Real Estate	250 Vesey Street, 15th Floor, New York, NY 10281- 1023 U.S.A.	Managing Partner, Chief Executive Officer Real Estate	Canada
Brian D. Lawson, Vice Chair	181 Bay Street, Suite 300 Toronto, ON M5J 2T3	Vice Chairman of BAM	Canada
Cyrus Madon, Managing Partner, Chief Executive Officer Private Equity	181 Bay Street, Suite 300 Toronto, ON M5J 2T3	Managing Partner, Chief Executive Officer Private Equity	Canada
Howard S. Marks, Director	333 S. Grand Avenue, 28th Floor, Los Angeles, CA 90071, U.S.A.	Deputy Chairman, Oaktree Capital Management Inc.	U.S.A.

Frank J. McKenna, Director	TDCT Tower 161 Bay Street, 35th Floor, Toronto, Ontario M5J 2T2, Canada	Chair of BAM and Deputy Chair of TD Bank Group, Wholesale	Canada
Rafael Miranda, Director	C/Santiago de Compostela 100 28025 Madrid, Spain	Corporate Director	Spain
Craig Noble, Managing Partner, Chief Executive Officer Alternative Investments	181 Bay Street, Suite 300, Toronto, Ontario M5J 2T3, Canada	Managing Partner, Chief Executive Officer Alternative Investments	Canada
Lord Augustine Thomas O’Donnell, Director	Frontier Economics Limited 71 High Holborn London, U.K. WC1V 6DA	Chairman, Frontier Economics Limited	United Kingdom
Lori Pearson, Managing Partner and Chief Operating Officer	181 Bay Street, Suite 300, Toronto, Ontario M5J 2T3, Canada	Managing Partner and Chief Operating Officer	Canada
Janice Fukakusa, Director	181 Bay Street, Suite 300, Toronto, Ontario M5J 2T3, Canada	Corporate Director	Canada
Samuel J.B. Pollock, Managing Partner, Chief Executive Officer Infrastructure	181 Bay Street, Suite 300 Toronto, ON M5J 2T3	Managing Partner, Chief Executive Officer Infrastructure	Canada
Ngee Huat Seek, Director	501 Orchard Road, #08 — 01 Wheelock Place, Singapore 238880	Chairman, Global Logistic Properties	Singapore
Sachin Shah, Managing Partner, Chief Executive Officer Renewable Power	181 Bay Street, Suite 300 Toronto, Ontario, M5J 2T3, Canada	Managing Partner, Chief Executive Officer Renewable Power	Canada
Diana L. Taylor, Director	c/o Bloomberg Philanthropies 25 East 78th Floor New York, N.Y. 10075	Corporate Director	U.S.A. and Canada